Exhibit 99.2

PORTAGE BIOTECH INC.

THREE MONTHS ENDED JUNE 30, 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at December 30, 2019

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended June 30, 2019 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three months ended June 30, 2019 together with the related Management Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2019 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section under “Business Environment” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the three months ended June 30, 2019. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words “us”, “we”, “our”, “the Company”, and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013, the Company changed its name to the current name and moved its jurisdiction to the British Virgin Islands (BVI) under a certificate of Continuance issued by the Registrar of Corporate Affairs of BVI.

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its shares trade on the OTC Markets under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”. Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

Portage develops pharmaceutical and biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization. Portage seeks products and co-development partners in cancer, infectious disease, neurology and psychiatry with novel targeted therapies, or reformulations that can be patented.

On January 8, 2019, the Company acquired 100% of the equity of SalvaRx Ltd. which has investments in and helped form six immune-oncology companies which are developing nine products.

The current organization chart of the Portage Group following the completion of the acquisition is as follows:

*	Companies currently inactive.

Summary of our Key portfolio companies including our subsidiaries is provided below:

IOX Therapeutics Ltd.(“IOX”)

IOX was incorporated in England and Wales on February 10, 2015 by Oxford University Innovation Limited, Oxford University’s technology transfer subsidiary, together with the Ludwig Institute. As at the date of this Document, SalvaRx holds 15,313 Seed preferred shares having the same rights as Ordinary shares (an equity stake of 60.49%). IOX’s strategy is to develop a new type of immunotherapy against cancer, originally discovered through a partnership between the Ludwig Institute and Professor Cerundolo, director of the MRC Human Immunology Unit and head of the Department of Investigative Medicine at the University of Oxford.

On July 1, 2015, IOX obtained an exclusive licence (with the right to sub-licence) from the Ludwig Institute to use, research, develop and commercialise iNKT cell agonists, including compounds IMM47 and IMM60, for the treatment of various forms of human disease, including cancer, under the Ludwig Institute’s intellectual property and know-how.

SalvaRx has entered into a collaborative research agreement with Oxford University to support a Phase I Study and Phase II Study that will allow the first human testing of the lead compound under licence to IOX. This initial trial is aiming to recruit approximately 60 participants in order to evaluate the safety and efficacy of the lead compound. The costs of these studies will be borne by the Oxford University under the research agreement.

IOX is currently engaged in meeting its clinical testing supply requirements.

Saugatuck Therapeutics, Ltd.

On August 23, 2017, SalvaRx entered into a shareholder agreement with Immunova, LLC, a private, Delaware-domiciled biotechnology company focused on use of nanolipogel (NLG) technology (the “Saugatuck Agreement”) to incorporate a new company in British Virgin Islands, Saugatuck Therapeutics Ltd.(Saugatuck). Salvarx acquired 70% of the equity of Saugatuck and Immunova, LLC holds the remaining 30% of the equity of Saugatuck.

NLG technology, invented in the lab of Dr. Tarek Fahmy at Yale University, allows different combinations of drugs to be encapsulated in a single nanomedicine and delivered selectively to the tumour microenvironment, thus potentially minimizing systemic side-effects.

Saugatuck has acquired an exclusive licence from Yale University via Immunova for use of the NLG platform for delivering DNA aptamers and certain aptamer-based combination products.

Under the terms of the Saugatuck Agreement, SalvaRx undertook to invest in an aggregate amount of up to US$1 million, to be released in tranches on the completion of milestones. The first tranche of US$300,000 was made to Saugatuck to establish proof of concept.

Nekonal Oncology Limited

On February 27, 2017 SalvaRx entered into a shareholders’S agreement with Nekonal SARL (“Nekonal Agreement”), a Luxembourg-based company holding intellectual property rights for therapeutics and diagnostics in the field of autoimmune disorders and oncology.

As part of the agreement, SalvaRx and Nekonal have formed a new company, Nekonal Oncology Limited, which is working to utilise SalvaRx’s management and drug development expertise to exclusively explore the applications of Nekonal’s technology in cancer immunotherapy.

Under the terms of the Nekonal Agreement, SalvaRx invested an initial €600,000, with agreement to fund up to an additional €300,000, subject to certain milestones being achieved. The initial investment comprised a €300,000 for an option in Nekonal SARL to participate in the funding of its auto-immune programs and a €300,000 equity investment in Nekonal Oncology Limited giving SalvaRx a 33% equity interest.

Nekonal Oncology is focusing on the development of first-in-class antibodies against a novel Tcell based target having potential for use as a monotherapy and combination therapy for solid and haematological malignancies. SalvaRx is overseeing a work plan to advance multiple therapeutic antibodies towards the clinic for use in oncology. Ian Walters, the CEO, is the current CEO of Nekonal Oncology.

SalvaRx and Nekonal are currently involved in a dispute regarding the next tranche of funding. SalvaRx claims that Nekonal management committed a breach of duties and fraud on its minority shareholders. Nekonal management has counterclaimed that SalvaRx is in breach of breach of contract with respect to the funding arrangement. While litigation is threatened, no legal proceedings have been formally commenced. Nekonal has halted all development and it intends to so until this matter can be resolved. The Company and Nekonal are currently negotiating a resolution of this matter. Company management is currently unable to predict the outcome of this matter or make any reliable estimate of a potential loss exposure, if any.

Portage Pharmaceuticals Ltd (“PPL”)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage Pharma Ltd amalgamated. The amalgamated company was named Portage Pharma Limited and was incorporated in the BVI.

In July 2014, PPL successfully validated CellPorter®, a new proprietary cell permeable peptide platform technology derived from human proteins. CellPorter® has been shown to efficiently deliver an active pharmacological agent or cargo into cells without disrupting the cell membrane. In a collaboration with the Pirbright Institute (UK), a CellPorter® conjugated CD8 T-cell antigenic epitope derived from mycobacterium tuberculosis was demonstrated to provoke a specific CD8 T-cell immune response in Balb/c mice suggesting possible application of this technology for vaccines.

PPL has terminated consulting contract with its CEO, Dr. Marcoux and discontinued further activities.

PPL is now focusing on licensing or collaborating its CellPorter® platform with other pharmaceutical companies to develop new drugs (See Portage Glasgow Ltd. below)

Portage Glasgow Ltd. (PGL)

Portage Glasgow Limited (“PGL”), was incorporated on January 31, 2018 in Scotland, to develop more effectively targeted drugs to treat chronic conditions including cancer. PPL was allocated 650 ordinary shares in PGL (65% equity) and other two partners with contemporaneous licensing agreement were allocated the remaining 350 ordinary shares. The CEO of PPL, Dr. Frank Marcoux is the CEO of PGL and the chairman of its Board.

The University of Glasgow is providing therapeutic peptides developed through the research of Prof. George Baillie and access to a therapeutic peptide discovery platform.

PGL will focus on the commercialisation of new therapies aimed at disrupting protein-protein interactions (PPI) in disease pathways which give therapeutic benefit. Candidate peptides and PPI targets have already been identified from existing research at the University.

PGL management has been working on its development plans and budget.

Stimunity S.A.S.

On February 28, 2018, the Company made an initial investment of approximately €501,000 ($681,000) by subscribing to 3,780 new Class A shares at a price of €132.50 per share of Stimunity SAS (“Stimunity”), a Paris based immune-oncology company. The investment gave Portage 27% equity in Stimunity. In March 2019, Portage made an additional €600,000($688,000) investment in Stimunity increasing its equity to 36%.

Stimunity is an early-stage research and development company focused on the development of STING agonists in cancer. The technology, licensed from Institut Curie, Inserm, and the University of Oxford, is based on a unique biologic approach which encapsulates endogenous STING-activating molecules in a Virus-Like Particle (VLP).

Stimunity’s first stage of the preclinical development plan was to unlock the mechanism of action of its main biological drug cGAMP-VLP (STI-001) and to reveal its therapeutic potential in comparison to competitors that are only focused on chemical approaches. STI-001 by its biologic nature shows a clear benefit for treating distant tumors in combination with immune checkpoint therapy whereas this effect was not comparable with competitor’s compound.

Stimunity has now started the manufacturing of its biologic cGAMP-VLP (STI-001) lead compound.

Intensity Therapeutics Inc.

On April 22, 2016, SalvaRx announced its investment in US-based Intensity, a private biotechnology company pioneering a new approach to treating solid tumours. SalvaRx has invested US$2 million in cash for a 9.2% interest in Intensity as part of a Series A funding round.

On July 11, 2019, the Company entered in an agreement with Fast Forward Innovations Limited (“Fast Forward”) to purchase Intensity Holdings Limited (“IHL”), the wholly owned subsidiary of Fast Forward that holds Fast Forward’s investment in Intensity. Portage has agreed to pay US $1,298,061 for IHL through the issuance of 12,980,610 common shares of Portage. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction will increase Portage’s ownership to 1,288,458 shares of Intensity (approximately 9.7% of the outstanding shares of Intensity).

Intensity’s platform, DfuseRx SM, identifies novel formulations that can be comprised of currently approved and effective cytotoxic or other anti-cancer agents for direct injection into solid tumours. The Intensity products not only directly kill tumour cells, but also improve the presentation of tumour antigen to the immune system.

Intensity’s lead product, INT230-6, shows strong efficacy in preclinical models against the primary injected tumour without the devastating systemic exposure normally associated with cytotoxic compounds. Moreover, this lead compound can stimulate a potent systemic immune response that affects distal tumours.

ON June 20, 2019, Intensity announced that it had entered into a clinical collaboration with Merck to evaluate INT230-6, Intensity’s investigational treatment for refractory solid tumors, in combination with KEYTRUDA® (pembrolizumab). The Phase 1/2 study potentially will be initiated in the second half of the year and will evaluate the combination in patients with advanced solid malignancies, including pancreatic, bile duct, squamous cell, and non-MSI high colon cancers.

Sentien Biotechnologies, Inc. (Sentien)

Portage invested $700,000 in Sentien in August 2015 to acquire 210,210 series A preferred stock, which is fully convertible into equal number of Sentien’s common shares, currently representing approximately 5.06% of Sentien’s equity.

Sentien is a privately-owned, clinical-stage company pioneering new approaches to cell therapy. Sentien’s technology harnesses the power of cell therapy with innovative drug delivery systems to treat a wide range of systemic inflammatory diseases. Sentien’s lead product, SBI-101, is designed to allow for controlled, sustained delivery of mesenchymal stromal cell (MSC) secreted factors. This approach immobilizes the MSCs in an extracorporeal device, allowing for doses of therapeutic factors that are unattainable by direct injection.

SBI-101 is the first product application of Sentien’s platform blood-conditioning technology that has the potential to restore balance to the immune system after acute vital organ injury, such as acute kidney injury.

Sentien raised $15 million up to January 2018 and commenced its Phase 1/2 clinical trial in June 2017 of its lead product SBI-101, a cell-containing dialysis device for the treatment of Acute Kidney Injury and have so far enrolled seven patients, passing the mid-point of the low dose cohort enrolment. The data safety monitoring board concluded that there were no safety issues and recommended continuation of enrolment. Clinical program for acute kidney injury continues. Sentien also developed two other therapies from SBI-101 which are in pre-clinical stages.

Summary of Results

The following table summarizes financial information for the quarter ended June 30, 2019 and the preceding eight quarters: (All amounts in ‘000 US$ except net loss per share, which are actual amounts)

Quarter ended	June 30, 2019	March 31, 2019	Dec 31, 2018	Sept 30, 2018	June 30, 2018	March 31, 2018	Dec 31, 2017	Sept 30, 2017	June 30, 2017
	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$	in 000’$
Net loss (income) - attributable to the owners of the Company	1,442	1,924	283	209	219	(124,766)	351	341	333
Working capital	3,604	1,757	6,015	7,157	7,378	7,489	171,097	237,128	158,919
shareholders equity	98,222	99,674	8,979	9,229	9,436	9,619	171,597	237,642	159,435
Net profit (loss) per shares - basic	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.46	(0.00)	(0.00)	(0.00)
Net profit (loss) per shares - diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.46	(0.00)	(0.00)	(0.00)

Number of common shares, options

These are as follows:

As at,	June 30, 2019	December 30, 2019
Shares issued and outstanding	1,085,789,986	1,098,770,596
Options granted but not yet exercised (a)	595,842	595,842

(a)	Options are exercisable into equal number of common shares at an average exercise price of US$0.15 and have a weighted average remaining contractual life of approximately 2.47 years as at June 30, 2019.

Business environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2019 for detailed information as the economic and industry factors that are substantially unchanged.

Business plan

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intra-tumoral, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potential.

Development plans for our operating subsidiaries and associates are detailed under “Nature of operations and overview “section of this report.

Results of operations

Following details analyze major expenses for the three months ended June 30, 2019 (“2020 quarter”) compared to those for the three months ended June 30, 2018 (“2019 quarter”).

Three months ended June. 30,	2019	2018
	In 000’s US$	In 000’s US$
Income	-	-
Expenses - operating	(1,798)	(164)
Share of losses in associate	(43)	(69)
Interest earned on convertible loan notes	(95)	14
Net loss for period	(1,936)	(219)
Net income (loss) for period, attributable to Portage shareholders	(1,442)	219)

Expenses

The overall analysis of the operating expenses is as follows:

Three months ended June 30,	2019	2018
	In 000’s US$
Research and development	433	61
Consulting fee	1,076	81
Professional fees	243	13
Operating expenses	46	9
	1,798	164

Research and development costs

These costs comprised the following:

Three months ended June 30,	2019	2018
	In 000’s US$
Legal regarding Patents registration	51	13
Consultants – scientists and researchers	72	48
Other outside services – lab testing, peptide handling etc.	310	-
	433	61

Three months ended June 30, 2019

Significant increase in costs during the three months ended June 30, 2019 was mainly due to Salvarx group companies which were acquired in January 2019. Number of consultants increased from one in the 2019 quarter to four in 2020 quarter. Outside services costs included approximately $206,000 on clinical testing supplies manufacturing by third party suppliers and approximately $100,000 incurred by PGL in peptide synthesis.

Three months ended June 30, 2018

During the three months ended June 30, 2018 no new research work was conducted at PPL or EyGen. Management of these subsidiaries was mainly involved in analyzing the results to date and working on new patents registration. Significant decline in consulting costs was due to resignation of Dr. Littman as CEO of PPL and EyGen and Dr. Marcoux taking over that role in addition to his role as CSO.

Further details regarding development activities are provided under “nature of operations and overview “section of this report.

Following were key activities during the three months ended June 30, 2019:

IOX

IOX successfully manufactured its active pharmaceutical ingredient at a new manufacturing facility. This material will be placed in a liposome for delivery to humans.

Stimunity

Stimunity continues to study its lead drug in animal models of cancer. The company has studied its mechanism of action and shown that it has superior efficacy to competitor products. It continues to scale its manufacturing process and do the testing to enable a clinical trial application in the coming years.

Saugatuck

Saugatuck was able to successfully package a DNA aptamer in the nanolipogel formulation licensed from Yale. The aptamer was fully functional upon release from the particle. The team begun to characterize the properties of the aptamer in and out of the particle and compared it to the similar targeted antibody. The company is pleased to show that the aptamer-based formulation was superior to the antibody in control the dissemination of the cancer (reducing metastasis). The company will begin to explore combining the aptamer with other aptamers and small molecules to look for synergy.

Intensity

progress continues on recruitment in its clinical trial. Results were presented at ASCO meeting in Chicago showing the safety in human subjects. Also, in June Intensity announced a clinical collaboration with Merck to study its drug in combination with pembrolizumab.

Consulting fees

Three months ended June 30, 2019

Consulting fees include cash fee of $321,000 and value of vested options in IOX of $755,000.

Approximately $239,000 of cash fee and all of the option value related to Salvarx operations which were not part of Portage in 2019 quarter which explains significant increase in the consulting costs.

The Company has no employees. Most of the consulting fees relate to fees charged by four key consultants including CEO and CFO.

Three months ended June 30, 2018

Consulting fees include cash fee and vested options for the three months ended June 30, 2018. During this period, no new options or shares were granted. Cash fee included fee charged by the CFO of $45,000 and $21,165 charged by an independent valuer retained in connection with the proposed acquisition of SalvarX Limited, representing 50% of their charges, being Portage’s share of the cost.

Professional fees

Three months ended June 30, 2019

Professional fee was made up of $53,000 towards legal fee and $190,000 towards additional audit, accounting and other non-audit services fees for fiscal 2019 and accrual of $25,000 towards the fiscal 2020 audit cost.

Approximately $33,000 of legal costs related to the time spent on regulatory extensions and fund raising efforts.

Three months ended June 30, 2018

Professional fee for the three months ended June 30, 2018 included accrual for fiscal 2018 audit fee of $10,000 and balance $3,000 includes legal fee relating to general corporate matters and review of certain licensing agreement.

Other operating costs

Other operating costs include Toronto office costs, transfer agent costs, press releases, directors and officer’s liability insurance premium, web site related costs and bank charges.

Three months ended June 30, 2019

Costs increase during the three months ended June 30, 2019 was mainly due to additional costs related to Salvarx operations which were not part of Portage during the three months ended June 30, 2018.Aproximately $15,000 was charged by a investor relation firm hired to re-do the web site and prepare presentation materials

Three months ended June 30, 2018

Costs for the three months ended June 30, 2018 included rent for the Toronto office of $3,198 and regulatory filing fees of $ 3,008. Significant decline from the previous period cost was due to absence of any press release costs and shareholders meeting costs.

Liquidity and Capital Resources

Working Capital

As at June 30, 2019, the Company had a net working capital of approximately $3.6 million and cash on hand, including short term deposits was approximately $5.1 million.

As at June 30, 2018, the Company had a net working capital of approximately $9.7 million and cash on hand was approximately $7.3 million.

Operating cash flow

During the three months ended June 30, 2019, operating activities required a net cash outflow of approximately $1 million compared to $185,000 for the prior period. Significant increase in cash requirement during the three months ended June 30, 2019 was mainly due to operating costs of Salvarx group companies which were acquired in January 2019. Cash requirement was met form the existing cash on hand.

During the three months ended June 30, 2018, operating activities required a net cash outflow of approximately $185,000. The cash outflow primarily included consulting fees and research and development costs which were met from the existing cash.

The Company is required to support further research and development at its subsidiaries, mainly IOX and Saugatuck. It also has commitments to providing more equity funds to its associates once they achieve the agreed milestones. –No further activities will be carried out at PPL, PGL and EyGen until they could find a financing partner. the Company plans to seek additional financing.

The Company has not yet determined whether costs incurred and to be incurred are economically recoverable. The Company’s continuing operations are dependent upon any one of:

1.	The existence of economically recoverable medical solutions;

2.	The ability of the Company to obtain the necessary financing to continue and complete the research work on various products in its portfolio;

3.	Securing partnership with other Pharma companies

4.	future profitable production from or proceeds from the disposition of intellectual property.

Although there are no assurances that management’s plan will be realized, management believes the Company will be able to secure the necessary financing to continue operations and successfully monetize SalvaRx portfolio, into the future.

Investing cash flows

There were no investing activities during the three months ended June 30, 2019 and three months ended June 30, 2018.

Financing cash flows

There were no financing activities during the three months ended June 30, 2019 and three months ended June 30, 2018.

Key Contractual obligations

Details of contractual obligations, commitments and contingent liabilities are provided in note 14 to the unaudited consolidated financials for the three months ended June 30, 2019.

Off balance sheet arrangements

At June 30, 2019 and 2018 the Company did not have any off-balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Significant related party transactions are detailed in Note 16 to the unaudited consolidated financials for the three months ended June 30, 2019.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company’s financial instruments as at June 30, 2019:

	As at June 30, 2019		As at March 31, 2019
	Amortized cost	Fair value to other comprehensive income	Amortized cost	Fair value to other comprehensive income
	in 000’$	in 000’$	in 000’$	in 000’$
Financial assets
Cash and cash equivalent	5,187	-	6,166	-
Prepaid expenses and other receivable	429	-	282	-
Investments	-	88	-	103

	Amortized cost	FYTPL	Amortized cost	FYTPL
Financial liabilities
Accounts payable and accrued liabilities	1,411	-	1,107	-
Unsecured notes payable	3,665	-	3,663	-
Warrant liability		2,475	-	2,475

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

●	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

●	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on quoted market price of $43.79 per share (Level 1).

The investment in Nekonal and the option in Nekonal has been listed at a $0 fair value.

Investment in Sentien: fair value of the asset is determined by considering other comparable equity funding transactions by Sentien with unrelated investors.

Investment in Intensity: fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three months ended June 30, 2019 and year ended March 31, 2019.

The Company’s financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the statement of financial position.

Cash– Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivable – The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4), payable over the next six years. The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

New accounting standards, interpretations and amendments

During the current interim period the company adopted the requirements of IFRS 16 in respect to lease obligations. However, management determined that it had no leases to which the standard applied, and therefore there was no impact on its financial statements. The Company is also unaware of any applicable but not-yet-adopted standards that are expected to materially affect the financial statements of future periods.

Internal Controls Over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises three independent directors. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.com.